April 28, 2010

via EDGAR

Rebecca Marquigny
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-4644

RE:	Principal Variable Contracts Funds, Inc.
Post-Effective Amendment on Form N-1A number 74
File Numbers. 002-35570, 811-01944

Dear Ms. Marquigny,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the
comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on April 7, 2010 and April 19, 2010, with respect to post-effective amendment number 74 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The
Amendment was filed with the Commission on March 2, 2010, pursuant to Rule 485(a) under the
Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment number 75).

Comments on the Prospectus

Comment 1. Please include the share classes on the cover page.

Response: The requested revision will be made.

Comment 2. Please revise the language on the cover page that currently states: “As with all mutual funds, neither the Securities and Exchange Commission ("SEC") nor any State Securities Commission
has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. It is a criminal offense to represent otherwise.”

Response: The legend will be revised to comply with Rule 481(b)(1) under the 1933 Act.

Comment 3. Please shorten the introductory language to the “Fees and Expenses of the Account”
section. Currently, the language states: “This table describes the fees and expenses that you may pay if you buy and hold shares of the Account. These fees and expenses do not include the effect of any sales charge, separate account expenses or other contract level expenses which may be applied at the variable life insurance or variable annuity product level. If such charges or fees were included, overall expenses would be higher and would lower the Account’s performance.”

Response: The language referencing the fees and expenses of variable insurance contracts will be revised to state substantially as follows: “These fees and expenses do not reflect the fees and expenses of any variable insurance contract that may invest in the Account and would be higher if they did.”

Comment 4. For each Account, please reformat the Shareholder Fees and Annual Account Operating
Expenses information so that both headings have the same font size and alignment and include the share class heading above the Shareholder Fees line rather than in the Annual Account Operating Expenses table.

Response: The “Shareholder Fees” caption and information (“None”) will be deleted.

Comment 5. In each of the Annual Account Operating Expenses tables, please (a) delete the heading that identifies the time period covered by the information included in the table (for example, “For the year ended December 31, 2009”) and (b) left justify each row description.

Response: (a) The heading will be deleted. (b) The requested revision will be made.

Comment 6. Please confirm that where the following footnote to the Annual Account Operating
Expenses table appears, it is appropriate in light of N-1A Item 3, Instruction 3(d)(ii): “Other Expenses have been restated to reflect expenses being deducted from current assets.”

Response: This footnote will not appear in Amendment 75.

Comment 7. For each Account, please reformat the Investor Profiles to look like the other headings.

Response: The requested revision will be made.

Comment 8. Please review the strategy and risk disclosure in the summary section to make sure it meets the requirements in N-1A Item 4.

Response: The Registrant will review the compliance of the summary section with the requirement of N-1A Item 4 that it describe the principal investment strategies and principal risks of investing in the Account and will make such revisions as the Registrant believes necessary or appropriate.

Comment 9. Please review the strategy and risk disclosure in the summary section to make sure that for each principal strategy there is a corresponding principal risk and for each principal risk there is a corresponding strategy.

Response: See response to Comment 8.

Comment 10. For each Account’s description of principal risks, please more clearly state that risk of losing money is a principal risk.

Response: The introductory paragraph under “Principal Risks” includes the following sentence:
“Many factors affect th[e] value [of your investment], and it is possible to lose money by investing in the Account.” The Registrant believes that this disclosure complies with the requirements of N-
1A Item 4(b)(1)(i).

Comment 11. For the strategy and risk information disclosed in response to N-1A Item 9, identify for each of the strategies and risks the Accounts to which the strategies and risks apply.

Response: The requested revision will be made.

Comment 12. Please restate each Account’s objective per N-1A Item 9(a).

Response: Each Account’s objective is stated in the summary section for that Account as required by N-1A Item 2. The Registrant does not believe that it would be appropriate to repeat such disclosure. Pursuant to N-1A General Instruction C, 3(a), “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

Comment 13. In the Asset Allocation Account, U.S. Government Securities Risk and U.S. Government
Sponsored Securities Risk are disclosed as principal risks. Please revise the principal investment strategy language to make clear what strategies give rise to those principal risks.

Response: The requested revision will be made.

Comment 14. For each Account that includes an Acquired Fund Fees and Expenses line item in the
Annual Account Operating Expenses table, include appropriate principal investment strategy and principal risk language.

Response: The fact that an Account has an “Acquired Fund Fees and Expenses” line item indicates that there are acquired fund fees and expenses in excess of 0.01 percent (pursuant to
N-1A Item 3, Instruction 3(f)). Where investing in other investment companies is a principal strategy of an Account, the Registrant has included appropriate strategy and risk disclosure.

Comment 15. For the reference to “high yield” securities in the Asset Allocation Account, please also identify the security as a “junk bond.”

Response: The requested revision will be made.

Comment 16. Please clarify whether Accounts that invest in high yield securities can purchase securities that are in default; if so, please identify the ratings.

Response: None of the Accounts intends to invest, as a principal strategy, in fixed-income securities that are in default; therefore, disclosure will not be added to the summary section.
However, the Registrant will add some language to “Additional Information About Investment
Strategies and Risks – High Yield Securities” that mentions that high yield securities could be in default at the time of purchase. Ratings are identified in “Appendix A,” which contains a description of bond ratings.

Comment 17. In the principal investment strategy section within the Account summaries, the following
(or similar) language appears: “Under normal circumstances, the Account invests at least 80% of its net assets (plus any borrowings for investment purposes) in ” Please clarify whether borrowing for investment purposes is a principal investment strategy for each Account where that language appears.

Response: The parenthetical phrase referring to “borrowings for investment purposes” will be deleted.

Comment 18. Please assess whether the Accounts are exposed to sub-prime mortgages. If so, please revise disclosure.

Response: Disclosure will be added in “Additional Information About Investment Strategies and
Risks – Credit Risk.”

Comment 19. For the introductory language to the performance information, please use the sample language provided in N-1A Item 4(b)(2)(i).

Response: The requested revision will be made.

Comment 20. For each of the bar charts, please label the vertical axis.

Response: The Registrant believes that the current format of the bar charts complies with the requirements of N-1A and that the requested change would not be helpful to the Registrant’s shareholders who are accustomed to such format. The Registrant believes the current heading to the bar chart, “Calendar Year Total Returns (%) as of 12/31 each year (Class 1 shares),”
coupled with the percentages displayed along the vertical axis and the years displayed along the horizontal axis, clearly identify the information shown in the bar chart.

Comment 21. Please delete the year to date return information that is disclosed under the bar chart.

Response: The requested revision will be made.

Comment 22. When additional indices are used, please move the disclosure describing why additional indices are used to the introductory language to the performance section and further describe why the additional indices are being used.

Response: The requested revisions will be made.

Comment 23. For portfolio managers working for affiliated companies, please make sure the titles disclosed are the titles for the investment advisory company.

Response: The Registrant has confirmed the titles with the affiliated companies and will make related revisions as needed.

Comment 24. When Principal Management Corporation (“PMC”) is directly providing investment advisory services to an Account, please clarify in the Management section of the Summary section that there are PMC portfolio managers responsible for day-to-day management of the Account’s portfolio.

Response: The requested revision will be made.

Comment 25. Information in the summary section under the heading “Purchase and Redemption of
Account Shares” (N-1A Item 6) is not required for variable contract fund prospectuses.

Response: The Registrant agrees that the information is not required and will delete it.

Comment 26. In the summary section under the heading “Tax Information” (N-1A Item 7), add language that directs the reader to his or her variable contract documents for information about the tax implications of investing in the Accounts.

Response: The document will be revised to state substantially as follows: “The Fund intends to comply with applicable variable asset diversification regulations. Taxation to you will depend on what you do with your variable life insurance or variable annuity contract. See your variable product prospectus for information about the tax implications of investing in the Accounts.”

Comment 27. In the summary section under the heading “Payments to Broker-Dealers and Other
Financial Intermediaries,” please use the sample language provided in N-1A Item 8 and add a sentence rather than modifying the sample language.

Response: The document will be revised to state substantially as follows: “If you purchase the
Fund through a broker-dealer or other financial intermediary (such as a bank, insurance company, investment adviser, etc.), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the
Fund over another investment. These payments may also create a conflict of interest by influencing the broker-dealer or other intermediary and your sales person to recommend one share class of the Fund over another share class, or to recommend one variable annuity, variable life insurance policy or mutual fund over another. Ask your salesperson or visit your financial intermediary’s Web site for more information.”

Comment 28. For new funds in which information in the Annual Account Operating Expenses table is estimated, please delete the heading that states “Estimated for the year ended December 31, 2010” and add a footnote to the line items in the Annual Account Operating Expenses containing estimated information.

Response: The requested revisions will be made.

Comment 29. When disclosing the principal risks for funds of funds, please separate the risks that are inherent in the fund of fund from the risks that are inherent in the underlying funds.

Response: The requested revision will be made.

Comment 30. Please add disclosure regarding risk peculiar to investing in an index fund.

Response: The requested revision will be made.

Comment 31. For funds that do not yet have performance information to disclose, please include an appropriate performance section introduction.

Response: The requested revision will be made.

Comment 32. Please revise the principal risk language related to emerging market risk by clarifying that not all foreign securities risks are greater for investments in emerging markets.

Response: The requested revision will be made.

Comment 33. Please clarify the following sentence that appears in some of the strategy discussions:
“PGI constructs a portfolio that is “benchmark aware” in that it is sensitive to the sector (companies with similar characteristics) and security weightings of its benchmark.”

Response: The sentence will be deleted.

Comment 34. If an Account discloses information in the Average Annual Total Returns table for the life of the Account, please parenthetically add the inception date of the Account into the “Life of Account”
column heading rather than including the inception date in a footnote to the Average Annual Total
Returns table.

Response: The requested revision will be made.

Comment 35. When performance information in the Average Annual Total Returns table for one share class, for example Class 2 shares, is based on the performance of another share class that commenced operations earlier than Class 2 shares, please delete the current footnote to the Average Annual Total
Returns table and add parenthetically to each row of Account performance information the inception date of the share class and include a statement in the introductory language to the performance information stating that performance of the Class 2 shares for periods prior to the inception of the class reflects performance of the Class 1 shares, which have the same investments as Class 2 shares, but has been adjusted downward to reflect the higher expenses of Class 2 shares.

Response: The requested revisions will be made.

Comment 36. For Accounts that include information following the Average Annual Total Returns table about performance being based on that of a predecessor fund, please move that disclosure to the introductory language to the Performance section.

Response: The requested revision will be made.

Comment 37. Please confirm the stated investment objective for the International SmallCap Account is correct.

Response: Confirmed.

Comment 38. For Accounts that include an expense reimbursement or fee waiver, please review the disclosure and confirm that the disclosure is appropriate and complete given N-1A Item 3, Instruction
3(e).

Response: The Registrant will add disclosure to state substantially: “The Board of the Fund may terminate the contractual agreement prior to April 30, 2011.”

Comment 39. For Accounts that have multiple sub-advisors, within the principal investment strategy discussion, please italicize the sub-advisors’ names to distinguish their particular strategies from that of the Account as a whole.

Response: The Registrant believes that the different investment strategies of the sub-advisors to
Accounts having multiple sub-advisors are adequately distinguished by use of the names of the sub-advisors.

Comment 40. In the “Pricing of Account Shares” section, please clarify that, for certain securities issued by companies in emerging market countries, the sub-advisor will make a fair valuation determination or that the Fund has a policy to approximate fair value.

Response: The requested clarification will be made.

Comment 41. In the “Management” section within the Account summaries, please limit the total number of portfolio managers listed to five.

Response: N-1A Item 5(b), Instruction 2 states: “If more than five persons are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, the Fund need only provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund’s portfolio.” (emphasis added). The Registrant believes that this instruction permits leeway with respect to the number of portfolio managers disclosed.

Comment 42. In the “Management of the Fund” section (non-summary section), please identify the
Accounts for which each portfolio manager provides day-to-day management of the Fund’s portfolio.

Response: The portfolio managers for each Account are identified in the summary section for that Account as required by N-1A Item 5(b) and the Registrant does not believe that it is necessary to repeat such disclosure. N-1A General Instruction C, 3(a) states, that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

Comment 43. Please clarify the language in the “Management of the Fund” section describing the manager of managers information regarding whether shareholder approval is needed for an Account that is not presently relying on the order to begin relying on the order. The sentence at issue currently states as follows: “The shareholders of each of the Accounts have approved the Account’s reliance on the order; however, only the Asset Allocation, LargeCap Blend II, LargeCap Growth I, LargeCap Value II,
MidCap Growth I, MidCap Value II, SmallCap Growth II, and SmallCap Value I Accounts intend to rely on the order.”

Response: The document will be revised to state substantially as follows: “The shareholders of each of the Accounts have approved the Account’s reliance on the order. Currently, however, only the Asset Allocation, LargeCap Blend II, LargeCap Growth I, LargeCap Value III, MidCap
Growth I, MidCap Value II, SmallCap Growth II, and SmallCap Value I Accounts intend to rely on the order. In the future, and without further shareholder action, other Accounts may determine to rely on the order.”

Comment 44. Please include disclosure about mixed and shared funding.

Response: The prospectus includes such disclosure in the second paragraph under “General
Information About an Account – Eligible Purchasers.”

Comment 45. In the “Frequent Trading and Market Timing (Abusive Trading Practices)” section, please clarify the language regarding a reservation of the right to redeem shares.

Response: The requested clarification will be made by defining exchange request.

Comment 46. In the “Sale of Account Shares” section, the following sentence appears: “This section applies to eligible purchasers other than the separate accounts of Principal Life and its subsidiaries.”
(emphasis added). Please provide sale of account shares information for separate accounts of Principal
Life and its subsidiaries as well.

Response: The requested revision will be made.

Comment 47. In the principal investment strategies, delete references to “a passive investment approach.”

Response: The Registrant does not believe that this revision is necessary or appropriate. The
Registrant understands that the term “passive” is commonly used, and commonly understood, to distinguish index funds, which attempt to mirror their benchmark indices, from more actively managed funds.

Comment 48. In the principal investment strategies, confirm that the following language describing a sub-advisor’s investment approach is appropriate in each instance it appears: “The equity investment philosophy of PGI is based on the belief that superior stock selection and disciplined risk management provide consistent outperformance. PGI focuses on companies with improving and sustainable business fundamentals, rising investor expectations, and attractive relative valuation. PGI uses a research-driven investment approach to minimize unintended portfolio risks (including sector and market cap biases relative to the index) so that stock selection drives performance.”

Response: The Registrant has reviewed the disclosure with the sub-advisor and believes that it is appropriate.

Comment 49. In the “Portfolio Turnover” discussion within the “Certain Investment Strategies and
Related Risks” section (now known as “Additional Information About Investment Strategies and Risks”),
please present the information in the following sentence in a more balanced way: “A fund with consistently higher total returns and higher turnover rates than another fund may actually be achieving better performance precisely because the managers are active traders.”

Response: The requested revision will be made.

Comment 50. In the “Financial Statements” section, please define “You” (“You will receive an annual financial statement …” and “You will also receive a semiannual …”).

Response: The document will be revised by substituting “shareholders” for “you.”

Comment 51. When using customized, blended indices, please add “hypothetical” to the index description.

Response: The Registrant believes that the current disclosure conforms to the requirements of
Form N-1A and clearly identifies the customized indices as being a combination of multiple broad-
based securities indices.

Comments on the Statement of Additional Information (“SAI”)

Comment 52. Please review the industry concentration disclosure for the funds of funds and state whether funds of funds test their industry concentration by looking through to the investments of their underlying funds.

Response: The funds of funds invest in shares of mutual funds, and mutual funds are not an industry. The Registrant’s SAI states the following: “The Accounts interpret their policy with respect to concentration in a particular industry to apply to direct investments in the securities of issuers in a particular industry.”

Comment 53. Please confirm that the new leadership structure disclosure is included in the filing.

Response: Confirmed.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant